Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:
Maya Lustig
Investor Relations & Public Relations Manager
Lipman Electronic Engineering Ltd.
11 Haamal Street, Park Afek
Rosh Haayin 48092, Israel
972-3-902-8603
maya_l@lipman.co.il

UNITED STATES:
Jeff Corbin/Lee Roth
KCSA Worldwide
800 Second Ave.
New York, NY 10017
(212) 896-1214/(212) 896-1209
jcorbin@kcsa.com/lroth@kcsa.com

LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS SECOND QUARTER 2004
FINANCIAL RESULTS

Revenues of $38.3 Million for the Second Quarter of 2004, 39.8% year-over-year growth;

Second Quarter Net Income of $6.6 Million, or $0.25 Per Diluted Share;

Excluding Stock-Based Compensation and Special Severance Pay, Second Quarter Non-GAAP Net Income of $8.4 Million, or $0.31 Per Share;

Cash dividend of NIS 0.888 per ordinary share, equal to $0.196 per ordinary share

Rosh Haayin, Israel, August 9, 2004. Lipman Electronic Engineering Ltd. (Nasdaq, TASE: LPMA) today announced financial results for the second quarter ended June 30, 2004.

For the second quarter of 2004, revenues were $38.3 million, an increase of 39.8% over revenues of $27.4 million for the second quarter of 2003. Net income for the quarter was $6.6 million, or $0.25 per diluted share, compared to $7.1 million, or $0.33 per diluted share, for the comparable period in 2003. There were 26,991,269 diluted shares outstanding in the second quarter of 2004 compared to 21,335,734 diluted shares outstanding in the second quarter of 2003. All share and per share data have been retroactively adjusted to reflect a two-for-one stock split effected on June 22, 2004.

Gross profit for the quarter was $18.0 million, or 47.1% of revenues, compared to $12.4 million, or 45.2% of revenues, for the second quarter of 2003.

Operating expenses for the three months ended June 30, 2004 included $1.2 million of non-cash stock-based compensation expenses and $600,000 of special severance pay compared to $689,000 of non-cash stock-based compensation expenses in the comparable period in the prior year. The charge for severance pay relates to the Company's agreement with Mony Zenou, President and CEO of the Company's U.S. subsidiary, in connection with his departure from the Company. Excluding the effect of stock-based compensation and this special severance pay, Non-GAAP net income for the second quarter was $8.4 million, or $0.31 per diluted share, compared to Non-GAAP net income of $7.8 million, or $0.36 per diluted share, for the three months ended June 30, 2003.

As of June 30, 2004, the Company had cash and cash equivalents of $162.8 million compared to $57.5 million as of December 31, 2003. Lipman's cash balance as of June 30, 2004 includes net proceeds of approximately $91.4 million from the Company's initial public offering in the United States.

For the six months ended June 30, 2004, revenues increased 41.8% to $70.4 million, from $49.6 million in the same period last year. Net income for the six months was $11.5 million, or $0.44 per diluted share, compared to $12.9 million, or $0.61 per diluted share, in the same period in 2003. There were 26,148,485 diluted shares outstanding in the six months ended June 30, 2004 compared to 21,183,071 diluted shares outstanding in the first six months of 2003.

For the six months ended June 30, 2004, gross profit was $33.8 million, or 48.0% of revenues, compared to $25.1 million, or 50.5% of revenues, for the same period in 2003.

Operating expenses for the six months ended June 30, 2004 included $3.0 million of non-cash stock-based compensation expenses and $600,000 of special severance pay compared to $807,000 of non-cash stock-based compensation expenses in the first half of 2003. Excluding the effect of stock-based compensation and special severance pay, Non-GAAP net income for the period was $15.1 million, or $0.58 per diluted share, compared to Non-GAAP net income of $13.7 million, or $0.65 per diluted share, for the six months ended June 30, 2003.

Cash flow from operating activities for the six months ended June 30, 2004 was $15.0 million.

The Company's Board of Directors declared a cash dividend of NIS 0.888 per ordinary share, equal to $0.196 per ordinary share, based on the rate of exchange on August 9, 2004, the date the dividend was declared. The record date for the dividend is August 23, 2004, and the payment date for the dividend is September 8, 2004. The dividend payment to shareholders who are non-residents of Israel is subject to a withholding tax of up to 25% under Israeli law.

During the second quarter, Lipman received certification for its NURIT 8320 and 8000S Point of Sale ("POS") terminals for use on the Telefonica Movistar Mexico wireless network, which is one of the largest in Mexico with a subscriber base of over 4 million and coverage in 90 cities. The Company is planning to commence sales to the region during the second half of 2004.

Lipman also announced that Mony Zenou, President and CEO of the Company's U.S. subsidiary, who was directly involved in the establishment of Lipman USA over 10 years ago, has decided to leave the Company and pursue other endeavors. Therefore, the Company and Mr. Zenou have come to a mutual understanding not to renew Mr. Zenou's contract when it expires on September 30, 2004. Mr. Zenou will be available as a consultant to the Company until the end of 2005. During the interim period and until a successor is appointed, Isaac Angel, Lipman's President and CEO, will directly assume Mr. Zenou's responsibilities. The Company is currently seeking a replacement for Mr. Zenou.

Commenting on the results, Isaac Angel, President and Chief Executive Officer of Lipman said, "We continued to perform well in the second quarter, achieving strong year-over-year growth and meeting our forecasts for our operating metrics. We continued working toward the initiatives outlined in our growth strategy and continue to see positive results from these efforts."

Mr. Angel added, "Our performance in existing regions remained strong, as we received major orders from a number of large customers in key geographic regions while continuing our efforts to penetrate new markets and further establish Lipman's global presence. We continued to aggressively pursue sales opportunities throughout the world and are extremely pleased with the results that we see from these efforts on a daily basis."

He concluded, "In addition to our operational success during the quarter, we continued working to position Lipman for long-term growth and further establish the Company as a leader in the market. We made a number of significant technological advances, including the launch of the NURIT 8100, as well as key enhancements to several of our existing products. We believe that these efforts will enable us to continue to grow the Company, maintain our technological leadership, expand our presence in the markets we serve and increase our share of the worldwide POS terminal market."

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, all under the NURIT® brand name. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, Turkey, China, Spain, Russia, Italy, Canada and Latin America.

Statements concerning Lipman's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

Lipman Electronic Engineering Ltd.

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	162,766	57,465
Trade receivables, net	20,220	23.473
Other receivables and prepaid expenses	6,573	5,114
Inventories	30,545	28,889
Total current assets	220,104	114,941
Long term marketable securities	1,600	1,600
Property, plant and equipment, net	7,643	6,966
Severance pay fund	2,364	2,196
Other long-term assets	794	123
Intangible assets, net	7,093	7,196
Goodwill	1,150	1,150
Total assets	240,748	134,172
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans	326	145
Trade payables	8,362	11,917
Other payables and accrued expenses	13,417	11,517
Total current liabilities	22,105	23,579
Long-term bank loans	—	1,119
Accrued severance pay	3,441	3,083
Total shareholders' equity	215,202	106,391
Total liabilities and shareholders' equity	240,748	134,172

Lipman Electronic Engineering Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	38,283	27,379	70,386	49,636
Cost of revenues	20,247	15,009	36,612	24,558
Gross profit	18,036	12,370	33,774	25,078
Operating expenses:
Research and development	1,606	1,182	3,094	2,318
Selling and marketing	4,288	3,811	8,412	7,523
General and administrative	2,250	1,348	4,765	2,927
Special severance pay	600	—	600	—
Stock-based compensation	1,205	689	3,045	807
Amortization of intangible assets	52	52	103	103
Total operating expenses	10,001	7,082	20,019	13,678
Operating income	8,035	5,288	13,755	11,400
Financial income, net	415	2,050	681	2,239
Other income, net	—	71	—	109
Income before taxes on income	8,450	7,409	14,436	13,748
Taxes on income	1,807	338	2,953	871
Net income	6,643	7,071	11,483	12,877
Diluted earnings per share(*)	0.25	0.33	0.44	0.61
Number of shares for diluted earnings per share(*)	26,991,269	21,335,734	26,148,485	21,183,071

(*) All share and per share data have been retroactively adjusted for a two-for-one stock split effected on June 22, 2004.

Lipman Electronic Engineering Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net income for the period	6,643	7,071	11,483	12,877
Adjustments require to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	340	240	607	475
Stock-based compensation related to options issued to employees and others	1,205	689	3,045	807
Decrease (increase) in trade receivables and other receivables	2,487	(5,720)	3,427	(5,852)
Decrease (increase) in inventories	729	(454)	(1,656)	2,160
Increase (decrease) in trade payables & other liabilities	1,867	4,794	(1,655)	3,812
Deferred income taxes, net	(232)	298	(815)	127
Other	86	(896)	515	(636)
Net cash provided by operating activities	13,125	6,022	14,951	13,770
Cash flow from investing activities:
Purchase of property, plant and equipment	(779)	(254)	(1,342)	(360)
Other	42	350	65	316
Net cash provided by (used in) investing activities	(737)	96	(1,277)	(44)
Cash flow from Financing activities:
Exercise of options granted to employees	280	95	1,201	439
Issuance of shares, net	(80)	—	91,347	—
Principal payments of long-term bank loans	(886)	(35)	(921)	(64)
Dividend Paid	—	(4,661)	—	(4,661)
Net cash provided by (used in) financing activities	(686)	(4,601)	91,627	(4,286)
Increase in cash and cash equivalents	11,702	1,517	105,301	9,440
Cash and cash equivalents at the beginning of the period	151,064	43,445	57,465	35,522
Cash and cash equivalents at the end of the period	162,766	44,962	162,766	44,962